JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778
January 13, 2026

Ms. Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

    This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on November 26, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 385 to the registration statement of the Trust, which was filed on September 15, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 385 was filed to register shares of two new series of the Trust, the Argent Large Cap Growth ETF and the Argent Large Cap Value ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.
General Comments

•Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•Please complete any missing or bracketed information in the Prospectus and SAI.
•The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.Comment: Please provide the ticker symbols.

    Response: The Trust has obtained the ticker symbol for one Fund that is expected to launch shortly after the effective date of the registration statement. The ticker symbol for

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 13, 2026

the other Fund has not yet been obtained and will be updated at a later date. The Trust will include the available ticker symbol in the 485(b) filing and will file a supplement to the prospectus to reflect the remaining ticker symbol prior to that Fund’s launch. The prospectus has been amended to reflect this.
Argent Large Cap Growth ETF
2.    Comment: Please supplementally confirm that quantitative analysis, the internal multifactor model, and the proprietary quantitative model are the same. If they are not, please consider including a disclosure that highlights the difference between the three and revise the principal risks section.

    Response: The Trust confirms that the quantitative analysis, the internal multifactor model, and proprietary quantitative model are all art of the same process. The quantitative process is primarily driven by Highland’s quantitative multifactor models, with the process including supplemental inputs like universe screening, tracking error targeting, and quantitatively analyzed risk management.

3.    Comment: We note that the Fund intends to rank both individual securities and market sectors. Please clarify if the Fund will concentrate its investment in any particular industry or sector at launch. Additionally, we note that the Fund is non-diversified even if the investment universe in which it may invest begins with the Russell 1000 Growth Index. Please give a range of the number of stocks or minimum number of stocks that the fund may hold in its portfolio. Please clarify supplementally whether the fund will invest in all of the market sectors represented across the Russell 1000 Growth Index and whether it will limit the number of sectors represented in the Fund in any manner.

    Response: The Fund will not be concentrated in any one industry or group of industries at launch. Under normal circumstances, the Large Cap Growth Fund intends to be invested in a range of 50-80 securities. Sector weights are model output driven but limited to 2x benchmark weight. The Fund strives to add value through both security and sector selection. As such, the Fund may have a weight of zero for a specific sector. The Adviser’s proprietary model guides the individual sector weights as well as individual security selection.

4.    Comment: The Staff notes the disclosure states, “This rigorous screening process is designed to minimize emotional or behavioral biases and to maintain consistency in decision-making.” Please consider clarifying the sentence as it is not very clear. For example, whose emotional or behavioral biases is being referred to here.

    Response: The Trust has deleted the referenced disclosure.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 13, 2026

Principal Risks
Sector Risk
5.    Comment: Please clarify if the Fund will be concentrated in a particular sector or if the Russell 1000 Growth Index is concentrated in a particular sector and if so, please identify the sector or sectors and disclose any related risks.

    Response: Sector weights are model output driven but limited to 2x benchmark weight. The Fund strives to add value through both security and sector selection. As such, the Fund may have a weight of zero for a specific sector.

6.    Comment: For both series, please supplementally clarify whether the “other relevant metrics” mentioned in this section is referring to the factors listed above. If it does mention the bullet points above, just add “as listed above” at the end of the sentence.

Response: The Trust has updated the disclosure in response to the Staff’s comment to add “as listed above” at the end of the sentence.

ADDITIONAL INFORMATION ABOUT RISK

7.    Comment: Please confirm if the Funds will invest significantly in any particular sector.

    Response: The Funds do not seek to invest significantly in any particular sector. As noted above, sector weightings are capped at 2x of the index weighting and some sectors may have a zero allocation at times.

SAI

Investment Limitations

8.    Comment: The Staff notes that the Funds may not concentrate its investment in any particular industry or group of industries. Please clarify the concentration policy in the Principal Investment Strategy of both series to reflect as such.

Response: The Trust notes that a Fund may have more than 25% of its investments in any one sector without being deemed to be concentrated in any one industry or group of industries. Accordingly, the Trust will not make any changes to the Funds’ concentration policy.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 13, 2026

9.    Comment: Confirm supplementally and disclose whether the Adviser uses or controls its own proprietary AI models and algorithms.

Response: The Adviser has confirmed that all models and are their own proprietary models.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.
                        Sincerely,

                        /s/ John H. Lively

                        John H. Lively

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